82-3320

NEWS RELEASE
PURE GOLD MINERALS INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

04 FEB -9 AM 7:21

February 6, 2004

TSX.T (Shares): PUG
(Warrants): PUG.WT

PURE GOLD TERMINATES SLAVE JOINT VENTURE AGREEMENT AND SETTLES SLAVE LITIGATION

Donald R. Sheldon, President of Pure Gold Minerals Inc. (the "Corporation"), is pleased to announce that the Corporation has reached agreement with Ashton Mining of Canada Inc. ("Ashton") to settle the lawsuit commenced by the Corporation in May 2002 and to terminate the Slave joint venture agreement.

The Corporation and Ashton have explored for diamonds in the Slave geological province under a joint venture originally established in 1993. As at January 31, 2004, the joint venture held 219,000 hectares of mineral claims in Nunavut and the Northwest Territories in which the approximate beneficial interests of the parties were Pure Gold, 10 percent and Ashton, 90 percent.

The litigation centered on cross-allegations of breach of the Slave joint venture agreement. The agreement to dismiss the lawsuit is subject to certain conditions including the following: (a) the Slave joint venture agreement is terminated; (b) Pure Gold will transfer its beneficial interest in the Slave joint venture properties to Ashton in return for a 1.5 percent diamond royalty; and (c) Pure Gold will grant Ashton a one percent diamond royalty over the approximately 40,000 hectares of mineral claims constituting the North James River property in Nunavut in which Pure Gold and Bard Ventures Ltd. each hold a 50 percent interest.

With the termination of the Slave joint venture agreement, each party is entitled to explore in Nunavut and the Northwest Territories free and clear of any obligation to the other except for the reciprocal royalty entitlements described above and the provisions of the agreements with third parties that pertain to the Star, Roundrock and Cross properties in the Northwest Territories.

For further information, please contact:

Donald R. Sheldon – President
(604) 687-2038 or visit our website at www.puregold.ca